July 19, 2024

Andrew Brophy
Principal Financial Officer
HEALTHCARE SERVICES GROUP INC
3220 Tillman Drive, Suite 300
Bensalem, PA 19020

       Re: HEALTHCARE SERVICES GROUP INC
           Form 10-K filed February 14, 2024
           DEF 14A filed April 26, 2024
           File No. 000-12015
Dear Andrew Brophy:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Industrial
Applications and
                                                          Services